ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Henry T +1 617 951 7780 lisa.henry@ropesgray.com

December 1, 2025

VIA EDGAR

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided on November 25, 2025 to Post-Effective Amendment No. 203 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on October 7, 2025, relating to AMG GW&K Small Cap Growth Fund (formerly AMG Montrusco Bolton Large Cap Growth Fund) (the “Fund”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1. Comment: Since the Fund includes Sector Risk as a principal risk, please include a corresponding strategy under “Principal Investment Strategies” (Item 4 of Form N-1A). Please also include any specific sectors, if known, that the Fund may be investing in.

Response: The Fund does not have a strategy to focus its investments in any particular sector, but may, from time to time, have a significant amount of its assets invested in a single sector or small number of sectors or in securities of issuers located in a particular region. The Fund’s sector distribution may change over time because it is actively managed. For this reason, the Fund does not believe a specific sector should be discussed in the Fund’s principal investment strategy disclosure at this time.

2. Comment: The Staff notes that Large Transactions Risk is included under “Summary of the Fund’s Principal Risks” (Item 9 of Form N-1A), but not under “Principal Risks” (Item 4 of Form N-1A). Please include a Large Transactions Risk under “Principal Risks” if it is a principal risk. If it is not a principal risk, please remove it from “Summary of the Fund’s Principal Risks” and label it as a non-principal risk. The same comment applies to any risk that is included under “Summary of the Fund’s Principal Risks” and not under “Principal Risks.”

Response: In response to this comment, the Fund has moved Large Transactions Risk to the section of the Prospectus titled “Other Important Information About the Fund and its Investment Strategies and Risks.”

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Maureen Kerrigan, Esq.

John Wheeler, Esq.

Allie Maccarone, Esq.

Gregory C. Davis, Esq.

Jeremy Smith, Esq.